Qianzhi Group Holding (Cayman) Limited

1705, Block B, KK 100 Building

5016 East Shennan Road

Luohu District, Shenzhen

Guangdong Province, 518000

People’s Republic of China

December 17, 2024

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Bowen Acquisition Corp
Registration Statement on Form S-4
File No. 333-282021

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned Qianzhi Group Holding (Cayman) Limited hereby joins in the request of Bowen Acquisition Corp that the effectiveness of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 4:00 p.m., Eastern Time, on Wednesday, December 18, 2024, or as soon thereafter as practicable.

Sincerely,

Qianzhi Group Holding (Cayman) Limited

/s/ Xiaoqin Lin
Xiaoqin Lin, Principal Executive Officer